DAVID FALLON
Chief Financial Officer
Vertiv Holdings Co
505 N. Cleveland Ave
Westerville, Ohio 43082
M:+614.841.6965
E: david.fallon@vertiv.com

December 14, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street NE
Washington, D.C. 20549

Attention:     Claire Erlanger
Kevin Woody

Re: Vertiv Holdings Co
Form 10-K for the Year Ended December 31, 2021
Form 8-K furnished October 26, 2022
File No. 001-38518

Ladies and Gentlemen:
Vertiv Holdings Co, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 5, 2022 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on March 1, 2022 and the Form 8-K furnished on October 26, 2022.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2021
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
1.We note that your discussion of your results of operations includes only the years ended December 31, 2021 and 2020. Generally, your discussion must cover the periods covered by the financial statements (i.e. the three years ended December 31, 2021). However, if you are omitting a discussion about the earliest of the three years as allowed by Instruction 1 to paragraph (b) in Item 303 of Regulation S-K, you must include a statement that identifies the location in the prior filing where the omitted discussion may be found. Please revise future filings accordingly.
Response: We acknowledge the Staff’s comment regarding adding a statement to Form 10-K to identify the location in prior filings where omitted discussion may be found. In an effort to enhance our disclosure and in response to the Staff’s comment we plan to revise our future filings similar to the following:
“We have omitted the discussion on our results of operations for the year ended December 31, 2019, which discussion was previously included in Item 7 of our 2020 Annual Report on Form 10-K/A, filed with the SEC on April 30, 2021.”

Capital Resources and Liquidity, page 42
2.Please revise future filings to ensure your liquidity discussion analyzes material cash requirements from known contractual and other obligations such as lease obligations, purchase obligations or other liabilities on your balance sheet. Such disclosures must specify the type of obligation and the relevant time period for the related cash requirements. Your disclosure should also describe your material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. See guidance in Item 303(b)(1) of Regulation S-K.
Response: We acknowledge the Staff’s comment regarding adding analysis to our liquidity discussion on material cash requirements from known contractual and other obligations such as lease obligations, purchase obligations or other liabilities on our balance sheet. In an effort to enhance our disclosure and in response to the Staff’s comment we plan to supplement our future filings similar to the following:
“Capital Expenditures: Our capital expenditures are primarily related to the maintenance of our long-term assets, as well as the investment in projects that support growth and innovation to further our enterprise strategy. Our capital expenditures (including capitalized software) were approximately $85 in 2021. We expect to have capital expenditures (including capitalized software) of approximately $130 in 2022.
We have additional obligations as part of our ordinary course of business, beyond those committed for capital expenditures, which consist of debt obligations, lease obligations and other financial instruments. Refer to "Note 6 — Debt", “Note 7 — Leases”, and “Note 17 — Commitments and Contingencies” of the accompanying consolidated financial statements for more information. In addition, we have certain tax positions that are further discussed in “Note 9 — Income Taxes” of the consolidated financial statements. We do not have any guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity. ”
Form 8-K furnished October 26, 2022
Exhibit 99.1 Earnings Release, page 13
3.We note from your reconciliation on page 13, that free cash flow is calculated as net cash provided by (used for) operating activities adjusted for capital expenditures, investments in capitalized software, and proceeds from disposition of PP&E. We also note that this calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, in order to avoid potential confusion, please revise the title of your non-GAAP measure to “adjusted free cash flow” or a similar title. Refer to Question 102.07 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We acknowledge the Staff’s comment regarding the title of our non-GAAP measure of free cash flow. In an effort to enhance our disclosure and in response to the Staff’s comment we plan to revise the title of our non-GAAP measure from “free cash flow” to “adjusted free cash flow” in future filings.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 614.841.6965.

Very truly yours,

/s/ David Fallon

David Fallon
Chief Financial Officer